SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 17, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.        Nokia Press Release, April 17, 2003:

“ Nokia achieves excellent profitability in the first quarter and mobile phone volumes grow faster than market “

PRESS RELEASE
April 17, 2003

Nokia achieves excellent profitability in the first quarter

and mobile phone volumes grow faster than market

First quarter 2003 compared with the first quarter 2002:

•                                 Net sales were EUR 6 773 million (EUR 7 014 million in 1Q 2002), down by 3%.

•                                 Pro forma operating profit was EUR 1 187 million (EUR 1 286 million), down by 8%. This included a gain of EUR 56 million in 1Q 2003 from the sale of the remaining shares of Nokian Tyres. Pro forma operating margin was 17.5% (18.3%).

•                                 Pro forma adjustments for 1Q 2003 were EUR 183 million, including:

•                                Goodwill amortization of EUR 43 million

•                                Positive adjustment of EUR 226 million to 3Q 2002 customer finance impairment (MobilCom)

•                                 Pro forma net profit was EUR 860 million (EUR 915 million), down by 6%.

•                                 Pro forma earnings per share (diluted) were EUR 0.18 (EUR 0.19). The sale of the shares of Nokian Tyres contributed approximately EUR 0.01.

•                                 Reported operating profit increased by 11% to EUR 1 370 million (EUR 1 234 million).

•                                 Reported net profit increased by 13% to EUR 977 million (EUR 863 million) and reported earnings per share (diluted) increased to EUR 0.20 (EUR 0.18).

•                                 Operating cash flow in the first quarter continued strongly at EUR 1.4 billion.

1Q 2003 RESULTS	PRO FORMA (excludes goodwill amortization and non-recurring items)			REPORTED
EUR (million)	1Q/2003	1Q/2002	Change (%)	1Q/2003	1Q/2002	Change (%)
Net sales	6 773	7 014	-3	6 773	7 014	-3
Nokia Mobile Phones	5 476	5 438	1	5 476	5 438	1
Nokia Networks	1 217	1 436	-15	1 217	1 436	-15
Nokia Ventures Organization	94	157	-40	94	157	-40
Operating profit	1 187	1 286	-8	1 370	1 234	11
Nokia Mobile Phones	1 311	1 208	9	1 288	1 185	9
Nokia Networks	-127	146		85	122	-30
Nokia Ventures Organization	-32	-30	-7	-32	-35	9
Common Group Expenses	35	-38		29	-38
Operating margin	17.5	18.3		20.2	17.6
Nokia Mobile Phones	23.9	22.2		23.5	21.8
Nokia Networks	-10.4	10.2		7.0	8.5
Nokia Ventures Organization	-34.0	-19.1		-34.0	-22.3
Profit before tax and minority interests	1 263	1 313	-4	1 446	1 261	15
Net profit	860	915	-6	977	863	13
EPS, EUR
Basic	0.18	0.19	-5	0.20	0.18	11
Diluted	0.18	0.19	-5	0.20	0.18	11

NB: All pro forma 1Q figures can be found in the tables on pages 7 and 8. A reconciliation of the pro forma figures to our reported results can be found in the tables on page 9.

JORMA OLLILA, CHAIRMAN AND CEO:

During the first quarter 2003, we were pleased to see mobile phone market volumes growing year on year for the fourth consecutive quarter, rising by 10% to approximately 98 million units. Nokia’s own volumes grew by 13% to around 38 million units, marking faster-than-market growth. Again, profits in our mobile phone business exceeded our expectations, rising 9% on very healthy margins of 24%. With this strong performance from our mobile phones, we succeeded in substantially reducing the impact of difficult operating conditions in our network infrastructure business and were able to post solid overall first-quarter results.

Mobility has a lot to offer, and together with our operator customers we are providing consumers and companies a growing range of products to enhance the already rich world of mobile communication. In early 2003, we began seeing an increased impact of color and multimedia on the mobile phone market. While the network market remains very difficult, we have announced strong abative measures in our network infrastructure business to bring down costs and improve operational efficiency and profitability.

Reducing personnel is always difficult for our whole organization and particularly for the people directly involved. However, the actions we are taking are necessary in order to build a healthy and viable networks business going forward. In the second quarter, we plan to take a charge that is currently estimated to adversely impact our pro forma and reported operating profit by EUR 350 to 400 million.

During the first quarter, we strengthened our product offering with the announcement of 17 new mobile phones. In the Americas, in particular, we launched seven new CDMA phones, most of which will begin shipping during the current quarter. We also announced our first TDMA color models as well as several new GSM models tailored for the Americas markets.

The Nokia 3650 imaging smart phone, with its video recording and streaming video capability, began shipping globally and has met with a favorable response from operators and consumers in all key markets. As a high-volume imaging phone, it is of particular strategic importance for us as it brings the mobile multimedia experience to a broader base of consumers.

We have also seen an enthusiastic response to our growing number of color screen phones, with the Nokia 3510i color model now becoming the second-best selling phone in our portfolio. This clearly indicates a definitive shift from black and white to color in the mobile communications experience.

In February, we entered the games industry with the launch of our first mobile game deck, the Nokia N-Gage. This fan-shaped device, with large color screen and games optimized controls, is just one of many transformatory models in our product lineup. Nokia N-Gage and other new devices coming on stream, such as the Nokia 3300 music device and the Nokia 6800 messaging device, illustrate our innovative design strength as we lead the industry in reshaping people’s understanding of what a mobile device should look like.

BUSINESS DEVELOPMENT AND FORECASTS

Nokia’s first-quarter sales of EUR 6.8 billion declined by 3% compared with the first quarter 2002, reflecting continued weakness in the company’s network infrastructure business. First-quarter pro forma operating profit for the Nokia group showed a slight year-on-year decline to EUR 1.2 billion. This included a gain of EUR 56 million in 1Q 2003 from the sale of the remaining shares of Nokian Tyres. Pro forma operating margins for the group in the first quarter continued solidly at 17.5%. Pro forma EPS (diluted) for the group reached EUR 0.18, slightly above guidance given in March, with the sale of the shares of Nokian Tyres contributing approximately EUR 0.01 to pro forma EPS (diluted).

Nokia’s cash position continued to improve, with total available cash reaching EUR 10.5 billion by the end of the quarter. At the Annual General Meeting, the Board received authorization to repurchase shares and subsequently made the decision to begin a share buy-back program.

Mobile phones sales up 1% year on year, with excellent profitability

Mobile phone sales rose by 1% year on year, within previously stated guidance, reaching EUR 5.5 billion. Strong sales growth in Europe was virtually offset by somewhat slower sales in Asia Pacific and substantially weaker sales in the Americas. The company’s focus on operational efficiency continued to drive profitability at Nokia Mobile Phones, with pro forma operating profit in the first quarter rising 9% year on year to EUR 1.3 billion and mobile phone margins continuing at very healthy levels of 23.9%.

Substantial first-quarter loss in networks, but decisive actions taken

In Nokia Networks, first-quarter sales declined by 15% year on year to EUR 1.2 billion, reflecting lower sales in Europe and Asia Pacific only slightly offset by increased sales in the US. Nokia Networks operating profit decreased substantially to a pro forma operating loss of EUR 127 million, reflecting lower sales volumes and continuing high costs related to the first-phase implementation of 3G technologies.

Against this backdrop, Nokia is taking actions to reduce costs and improve profitability, while at the same time maintaining its leading position in the network infrastructure business. In February, Nokia Networks announced plans to reduce the number of its R&D sites globally in a move to align its focus more closely with the current business environment. This will affect approximately 550 jobs. In April, Nokia Networks announced further reductions across all its functions, involving approximately 1 800 employees.

Outlook for 2Q 2003

Backed by Nokia’s broad and competitive product range, including a growing share of compelling color and multimedia models, second-quarter sales for Nokia Mobile Phones are expected to grow between 4% and 12% year on year, and by somewhat less for the group. Strong profitability at Nokia Mobile Phones is expected to continue.

Due to the announced actions in Nokia Networks, the company plans to take a charge relating to restructuring and possible impairments in the range of EUR 350 million to EUR 400 million during the second quarter as part of normal operating expenses, adversely impacting the company’s pro forma and reported operating profit. In connection with these actions, Nokia is assessing research and development projects to consider possible project closures or impairments. Taking into account the current estimated EPS impact of the charge of EUR 0.05 to EUR 0.06, pro forma EPS (diluted) for the second quarter is expected to be between EUR 0.13 and EUR 0.16, while reported EPS (diluted) is expected to be between EUR 0.12 and EUR 0.15.

Faster-than-market growth in mobile phones

Nokia’s market share for the first quarter is estimated at 38%, representing a year-on-year increase. The company’s market share for the second quarter 2003 is estimated to be higher than the first quarter.

Overall mobile phone market volumes during the first quarter grew year on year for the fourth consecutive quarter, rising by 10% to approximately 98 million units, while Nokia’s own volumes grew by 13% to around 38 million units, marking faster-than-market growth. In the second quarter, the overall global handset market is expected to grow year on year and be sequentially up. Full-year 2003 global handset volume is expected to grow by approximately 10%, compared with 405 million units in 2002. Nokia volume growth is expected to be stronger than market growth for the full year 2003.

Developments in mobile networks

In the network infrastructure business we do not expect market conditions to improve during the year. Operator investment has decreased to an exceptionally low level, and in some cases network rollouts have slowed. Nokia now expects the overall network infrastructure market and its own accessible market to decline by 15% or more in 2003.

The third-quarter 2002 customer financing impairment charge for MobilCom was positively adjusted during the first quarter 2003 by EUR 226 million. This reflected an increase in the valuation of the former MobilCom receivables when they were exchanged for France Telecom securities on March 3, 2003.

NOKIA MOBILE PHONES IN THE FIRST QUARTER

During the first quarter, Nokia Mobile Phones continued renewing its industry-leading product portfolio, with shipments of eight new models, including the Nokia 3585i, the Nokia 5100, the Nokia 7250 and the Nokia 2100, which all met with good demand, particularly the Nokia 2100 in China.

Nokia strengthens CDMA offering

The company continued to multiply its CDMA offering during the quarter with the launch of seven new CDMA 1X products, all based on Nokia’s own CDMA chipset design. Both the Nokia 3586i and the Nokia 6585 have high quality color displays while the Nokia 2270, Nokia 2280 and Nokia 2285 phones are designed to make the mobile voice experience as easy and enjoyable as possible. In February, the company also began shipments of the Nokia 3585i, the company’s first CDMA 1X phone with GPS technology. During the quarter, Nokia announced plans to enter CDMA markets in India and China, pending government approval in the case of China.

Clear transition to color and multimedia

Nokia is the industry leader in bringing color and multimedia to the mobile communications experience. The company is already shipping more than 10 models with color displays, three of which have an integrated camera. During 2003, Nokia expects to ship 50 to 100 million phones with color and multimedia messaging (MMS) capability.

The company started shipments in all major markets of the Nokia 3650, its strategically important mass-market imaging smart phone. With features such as integrated camera and video capture, video streaming and e-mail, the Nokia 3650 brings the mobile imaging experience to a wider base of consumers, including the North American market. The Nokia 3650 imaging phone was selected as an Innovations 2003 award winner at the International Consumer Electronics Show in Las Vegas.

Mobility the next big thing in games — Nokia N-Gage™ launched

In February, Nokia launched its revolutionary mobile game deck, the Nokia N-Gage. Enabling new business models, the Nokia N-Gage is a unique platform that also provides opportunities for game developers and publishers, network operators and other service providers to generate new revenue streams as well as develop new games and service concepts.

Nokia’s entry into the games industry was supported by cooperation agreements with key games publishers, Activision, Eidos, Sega, Taito and THQ. In addition, the German operator T-Mobile International agreed with Nokia on the co-development of mobile services globally for the Nokia N-Gage.

Other product launches address music and enterprise markets

The Nokia 3300, launched during the quarter, is designed specifically for enjoying music, incorporating a portable digital music player, a stereo FM radio, and a digital recorder. The EDGE-enabled Nokia 6220, with its integrated camera, color screen, MMS, and mobile e-mail is designed for business professionals.

Bringing the benefits of mobility to the enterprise segment, Nokia announced separate initiatives with IBM and Oracle to provide customers with mobile e-business and collaboration solutions. These include enabling wireless access and synchronization of e-mail, contacts and calendar as well as file management and search capabilities.

Series 60 business system expands

In mobile software, Nokia formed a product creation community around the Series 60 Platform. The community brings together semiconductor and software integration companies with optimized skill and expertise to assist Series 60 handset manufacturers in the creation of advanced smart phones. The Series 60 Product Creation Community will benefit manufacturers with reduced time-to-market and development costs while bringing rich, interoperable features and functionality to the software platform.

During the quarter, Nokia also signed a resell agreement with Sun Micrososystems on digital content delivery for mobile applications and services. At the CeBIT trade show in March, the Series 60 platform became the first mobile communications software product to win the Silver iF design award for its innovative and intuitive design.

NOKIA NETWORKS IN THE FIRST QUARTER

During the first quarter, Nokia Networks introduced a number of important products and solutions.

Intelligent Edge core network solution makes way for mass-market mobile data

At the 3GSM World Congress in Cannes in February, Nokia launched its Intelligent Edge solution for IP mobility core networks, which will support the introduction of mass-market mobile data services. The solution is expected to popularize mobile data services by providing operators the possibility to deliver and charge subscribers differently for different types of mobile content.

G-WCDMA to bring broadband to mobile networks in the US

At the CTIA exhibition in New Orleans in March, Nokia announced an enhanced WCDMA solution for US wideband frequencies dubbed G-WCDMA, which will bring broadband capabilities to mobile networks in the US. Using HSDPA (High-Speed Downlink Packet Access) acceleration technology on WCDMA, the solution will bring unprecedented high-speed data transfer to mobile networks. It is expected to be available in 2005.

Nokia WCDMA and EDGE networks on track for 2003 commercial launches

Deployment of WCDMA and EDGE networks continued steadily, with the Nokia solutions well on track to support commercial launches in the coming quarters. Nokia signed a significant EDGE agreement with América Móvil in Colombia and Ecuador. In 2G, a GSM expansion deal was signed with Beijing MCC in China.

Nokia the leading MMS vendor with over 50 deals

Mobile Multimedia Services (MMS) are rapidly becoming a mainstream application with the vast majority of mobile operators, and during the quarter Nokia signed an MMS deal with Orange Romania. This brought the company’s total number of MMS deals to over 50, making Nokia the leading MMS vendor globally.

Other deals included a breakthrough agreement with Beijing Just Top to build the Beijing government’s shared TETRA network for use during the 2008 Olympics. Nokia also signed a TETRA deal with Tianjin Public Security in China, as well as a BBS deal with Manquehue NET in Chile, a DSL expansion agreement with the Heibei Communication Corporation in China and a delivery server solution for CHT in Thailand.

NOKIA VENTURES ORGANIZATION IN THE FIRST QUARTER

Nokia Internet Communications continued to execute well, despite ongoing weak market conditions.  Sales for the first quarter were slightly lower compared with the same quarter last year, reflecting general weak IT spending and continued market uncertainty. The unit continues to enjoy healthy gross margins, which increased for the quarter both sequentially and year on year. Nokia Internet Communications also continued to improve operational efficiency, while maintaining substantial market share in its core Firewall/VPN appliance business, and deepening its product portfolio. Nokia Internet Communication’s new Nokia Message Protector SC6600 antivirus appliance is being well received.

Nokia Home Communications launched two new products, the Nokia Mediamaster 230 T and the Nokia Mediamaster 150 T, for the expanding digital terrestrial television markets. Nokia Venture Partners continued to make investments in early stage mobile technology companies and added EZchip Technologies to its portfolio during the quarter.

NOKIA IN THE FIRST QUARTER 2003 (REPORTED)

(International Accounting Standards (IAS) comparisons given to the first quarter 2002 results unless otherwise indicated)

Nokia’s net sales decreased by 3% to EUR 6 773 million (EUR 7 014 million). Sales of Nokia Mobile Phones increased by 1% to EUR 5 476 million (EUR 5 438 million). Sales of Nokia Networks decreased by 15% to EUR 1 217 million (EUR 1 436 million). Sales of Nokia Ventures Organization decreased by 40% and totaled EUR 94 million (EUR 157 million).

Operating profit increased by 11% to EUR 1 370 million (EUR 1 234 million), representing an operating margin of 20.2% (17.6%). Operating profit in Nokia Mobile Phones increased by 9% to EUR 1 288 million (EUR 1 185 million), representing an operating margin of 23.5% (21.8%). Operating profit in Nokia Networks decreased to EUR 85 million (EUR 122 million), representing an operating margin of 7.0% (8.5%). Nokia Networks operating profit includes a positive adjustment of EUR 226 million to 3Q 2002 customer finance impairment (MobilCom). Nokia Ventures Organization reported an operating loss of EUR 32 million (operating loss of EUR 35 million). Common Group Expenses, which comprises Nokia Head Office and Nokia Research Center, totaled operating profit of EUR 29 million (operating loss EUR 38 million). This also includes the gain of EUR 56 million on the sale of the remaining shares of Nokian Tyres Ltd.

Financial income totaled EUR 80 million (EUR 35 million). Profit before tax and minority interests was EUR 1 446 million (EUR 1 261 million). Net profit totaled EUR 977 million (EUR 863 million). Earnings per share increased to EUR 0.20 (basic) and to EUR 0.20 (diluted), compared with EUR 0.18 (basic) and EUR 0.18 (diluted) in the first quarter 2002.

The average number of employees during the quarter was 51 659. At March 31, Nokia employed a total of 51 707 people (51 748 people at December 31, 2002).

At March 31, 2003, net debt-to-equity ratio (gearing) was -71%  (-61% at December 31, 2002). During the first quarter, 2003, capital expenditure amounted to EUR 100 million (EUR 158 million).

On March 31, the Group companies owned 1 503 598 Nokia shares. The shares had an aggregate par value of EUR 90 215.88, representing 0.03% of the share capital of the company and the total voting rights. The number of issued shares on March 31 was 4 795 067 413 and the share capital was EUR 287 704 044.78.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million (unaudited)

	Pro forma	Pro forma	Reported	Reported
	1-3/03	1-3/02	1-3/03	1-3/02

Net sales	6 773	7 014	6 773	7 014
Cost of sales	-4 157	-4 244	-4 157	-4 244
Research and development expenses	-774	-703	-774	-703
Selling, general and administrative expenses	-655	-781	-655	-781
Adjustment to customer finance impairment 1)	—	—	226	—
Amortization of goodwill	—	—	-43	-52

Operating profit	1 187	1 286	1 370	1 234
Share of results of associated companies	-4	-8	-4	-8
Financial income and expenses	80	35	80	35

Profit before tax and minority interests	1 263	1 313	1 446	1 261

Tax	-399	-378	-465	-378
Minority interests	-4	-20	-4	-20

Net profit	860	915	977	863

Earnings per share, EUR
Basic	0.18	0.19	0.20	0.18
Diluted	0.18	0.19	0.20	0.18

Average number of shares (1 000 shares)
Basic	4 790 459	4 736 461	4 790 459	4 736 461
Diluted	4 793 078	4 802 327	4 793 078	4 802 327

Depreciation and amortization, total			310	313

Non-recurring items

1) Positive adjustment to 3Q 2002 customer finance impairment charge related to MobilCom.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million (pro forma unaudited, reported audited)

	Pro forma	Reported
IAS	1-12/02	1-12/02

Net sales	30 016	30 016
Cost of sales 1)	-18 305	-18 278
Research and development expenses	-3 052	-3 052
Selling, general and administrative expenses	-3 239	-3 239
Customer finance impairment charges, net 2)	—	-279
Impairment of goodwill	—	-182
Amortization of goodwill	—	-206

Operating profit	5 420	4 780
Share of results of associated companies	-19	-19
Financial income and expenses	156	156

Profit before tax and minority interests	5 557	4 917

Tax	-1 557	-1 484
Minority interests	-52	-52

Net profit	3 948	3 381

Earnings per share, EUR
Basic	0.83	0.71
Diluted	0.82	0.71

Average number of shares (1 000 shares)
Basic	4 751 110	4 751 110
Diluted	4 788 042	4 788 042

Depreciation and amortization, total		1 311

Non-recurring items

1) In 2002, non-recurring charges of EUR 14 million (MobilCom) in 3Q and positive adjustment of EUR 41 million related to MobilCom write-off in 4Q.

2) In 2002, customer finance impairment charges of EUR 292 million related to MobilCom in 3Q and a positive adjustment of EUR 13 million in 2Q related to the earlier Dolphin write-off in 3Q 2001.

NET SALES BY BUSINESS GROUP, EUR million (unaudited)

	1-3/03	1-3/02	Change%	1-12/02
Nokia Mobile Phones	5 476	5 438	1	23 211
Nokia Networks	1 217	1 436	-15	6 539
Nokia Ventures Organization	94	157	-40	459
Inter-business group eliminations	-14	-17	-193

Nokia Group	6 773	7 014	-3	30 016

OPERATING PROFIT BY BUSINESS GROUP, IAS, EUR million (unaudited)

Pro forma	1-3/03	1-3/02		1-12/02
Nokia Mobile Phones	1 311	1 208		5 293
Nokia Networks	-127	146		416
Nokia Ventures Organization	-32	-30		-59
Common Group Expenses	35	-38		-230

Nokia Group	1 187	1 286		5 420

Goodwill amortization	1-3/03	1-3/02		1-12/02
Nokia Mobile Phones	-23	-23		-92
Nokia Networks	-14	-24		-92
Nokia Ventures Organization	—	-5		-21
Common Group Expenses	-6	—		-1

Nokia Group	-43	-52		-206

Non-recurring items	1-3/03	1-3/02		1-12/02
Nokia Mobile Phones	—	—		—
Nokia Networks	226	—		-373
Nokia Ventures Organization	—	—		-61
Common Group Expenses	—	—		—

Nokia Group	226	—		-434

Reported	1-3/03	1-3/02		1-12/02
Nokia Mobile Phones	1 288	1 185		5 201
Nokia Networks	85	122		-49
Nokia Ventures Organization	-32	-35		-141
Common Group Expenses	29	-38		-231

Nokia Group	1 370	1 234		4 780

CONSOLIDATED BALANCE SHEET, IAS, EUR million (unaudited)

	31.3.03	31.3.02	31.12.02
Fixed assets and other non-current assets
Capitalized development costs	1 087	953	1 072
Goodwill	433	803	476
Other intangible assets	180	229	192
Property, plant and equipment	1 768	2 323	1 874
Investments in associated companies	41	71	49
Available-for-sale investments	1 011	371	238
Deferred tax assets	776	958	731
Long-term loans receivable	549	1 415	1 056
Other non-current assets	57	37	54
	5 902	7 160	5 742
Current assets
Inventories	1 263	1 873	1 277
Accounts receivable	4 601	5 127	5 385
Prepaid expenses and accrued income	1 139	1 433	1 156
Other financial assets	444	242	416
Available-for-sale investments	9 146	5 070	7 855
Bank and cash	1 333	1 875	1 496
	17 926	15 620	17 585
Total assets	23 828	22 780	23 327
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	288	284	287
Share issue premium	2 247	2 054	2 225
Treasury shares	-24	-27	-20
Translation differences	7	328	135
Fair value and other reserves	-5	-17	-7
Retained earnings 1)	11 315	9 118	11 661
	13 828	11 740	14 281
Minority interests	183	224	173
Long-term liabilities
Long-term interest-bearing liabilities	148	186	187
Deferred tax liabilities	239	225	207
Other long-term liabilities	66	72	67
	453	483	461
Current liabilities
Short-term borrowings	333	974	377
Current portion of long-term debt	30	25	—
Accounts payable	2 590	2 607	2 954
Accrued expenses1)	3 868	4 456	2 611
Provisions	2 543	2 271	2 470
	9 364	10 333	8 412
Total shareholders’ equity and liabilities	23 828	22 780	23 327
Interest-bearing liabilities	511	1 185	564
Shareholders’ equity per share, EUR	2.88	2.48	2.98
Number of shares (1 000 shares) 2)	4 793 564	4 736 652	4 786 762

1: Dividends to Nokia shareholders, EUR 1 340 million (EUR 1 279 million), were deducted from retained earnings and recorded within accrued expenses as a liability at the end of the first quarter  in 2003 and 2002, respectively. Cash flow impact will be shown in 2Q.

2: Shares owned by Group companies are excluded

CONSOLIDATED CASH FLOW STATEMENT, IAS, EUR million (unaudited)

	1-3/03	1-3/02	1-12/02
Cash flow from operating activities
Net profit	977	863	3 381
Adjustments, total	441	746	3 151
Net profit before change in net working capital	1 418	1 609	6 532
Change in net working capital	165	71	955
Cash generated from operations	1 583	1 680	7 487
Interest received	64	53	229
Interest paid	-8	-14	-94
Other financial income and expenses	62	-12	139
Income taxes paid	-316	-799	-1 947

Net cash from operating activities	1 385	908	5 814

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	—	—	-10
Purchase of non-current available-for-sale investments	-193	-28	-99
Additions to capitalized development costs	-89	-107	-418
Long-term loans made to customers	-50	-287	-563
Proceeds from repayment and sale of long-term loans receivable	107	—	314
Proceeds from (+), payment of (-) other long-term receivables	-4	—	-32
Proceeds from (+), payment of (-) short-term loans receivable	38	144	-85
Capital expenditures	-100	-158	-432
Proceeds from disposal of Group companies,
net of disposed cash	—	105	93
Proceeds from sale of non-current available-for-sale investments	96	1	162
Proceeds from sale of fixed assets	19	86	177
Dividends received	—	8	25

Net cash used in investing activities	-176	-236	-868

Cash flow from financing activities
Proceeds from stock options exercised	23	2	163
Purchase of treasury shares	-4	-13	-17
Capital investment by minority shareholders	—	—	26
Proceeds from long-term borrowings	7	4	100
Repayment of long-term borrowings	-11	-5	-98
Proceeds from (+), repayment of (-) short-term borrowings	-22	133	-406
Dividends paid	—	—	-1 348
Net cash used in (-), provided by (+) financing activities	-7	121	-1 580

Foreign exchange adjustment	-72	29	-163
Net increase in cash and cash equivalents	1 130	822	3 203

Cash and cash equivalents at beginning of period	9 351	6 125	6 125
Cash and cash equivalents at end of period	10 481	6 947	9 328
Change in net fair value of current available-for-sale
Investments	-2	-2	23
As reported on balance sheet	10 479	6 945	9 351

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, EUR million (unaudited)

		Share			Fair value
	Share	issue	Treasury	Translation	and other	Retained
	capital	premium	shares	differences	reserves	earnings	Total
Balance at December 31, 2001	284	2 060	-21	326	20	9 536	12 205
Stock options exercised		2					2
Acquisition of treasury shares			-13				-13
Reissuance of treasury shares			7				7
Stock options exercised
related to acquisitions		-8					-8
Dividend						-1 279	-1 279
Translation differences				11			11
Net investment hedge losses				-9			-9
Cash flow hedges					-21		-21
Available-for-sale investments					-16		-16
Other decreases, net						-2	-2
Net profit						863	863
Balance at March 31, 2002	284	2 054	-27	328	-17	9 118	11 740
Balance at December 31, 2002	287	2 225	-20	135	-7	11 661	14 281
Stock options exercised	1	22					23
Acquisition of treasury shares			-5				-5
Reissuance of treasury shares			1				1
Dividend						-1 340	-1 340
Translation differences				-187			-187
Net investment hedge gains				59			59
Cash flow hedges					34		34
Available-for-sale investments					-32		-32
Other increases, net						17	17
Net profit						977	977
Balance at March 31, 2003	288	2 247	-24	7	-5	11 315	13 828

COMMITMENTS AND CONTINGENCIES, EUR million (unaudited)
					GROUP
					31.3.03	31.3.02	31.12.02
Collateral for our own commitments
Property under mortgages					18	18	18
Assets pledged					13	4	13
Collateral given on behalf of other companies
Securities pledged					32	33	34
Contingent liabilities on behalf of Group companies
Other guarantees					261	485	339
Contingent liabilities on behalf of other companies
Guarantees for loans					54	97	57
Leasing obligations					689	922	704
Financing commitments
Customer financing					755	3 099	857

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million 1) (unaudited)

	31.3.03	31.3.02	31.12.02

Foreign exchange forward contracts 2)	11 960	25 156	11 118
Currency options bought 2)	3 682	406	1 408
Currency options sold 2)	3 593	448	1 206
Interest rate FRAs and futures	280	—	—
Cash settled equity options 3)	209	—	209
Cash settled equity swaps 3)	189	156	12

1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled.

The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries.

3) Cash settled equity swaps and options can be used to hedge risks relating to incentive programs and investment activities.

Closing rate, 1 EUR = 1.072 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by “believe,” “expect,” “anticipate,” “foresee” or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect.  Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the mobile phone replacement market and the timing and success of the roll-out of new products and solutions based on 3G and subsequent new technologies; 2) demand for our products and solutions; 3) the development of the mobile software and services market in general; 4) the availability of new products and services by network operators; 5) market acceptance of new products and service introductions; 6) the intensity of competition in the mobile communications market and changes in the competitive landscape; 7) the impact of changes in technology; 8) general economic conditions globally and in our most important markets; 9) pricing pressures; 10) consolidation or other structural changes in the mobile communications market; 11) the success and financial condition of the Company’s partners, suppliers and customers; 12) the management of the Company’s customer financing exposure; 13) the success of our product development; 14) our success in maintaining efficient manufacturing and logistics as well as high product quality; 15) the ability of the Company to source quality components and research and development without interruption and at acceptable prices; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions; 17) inventory management risks resulting from shifts in market demand; 18) fluctuations in exchange rates, including, in particular, the fluctuations between the euro, which is our reporting currency, and the US dollar and the Japanese yen; 19) the impact of changes in government policies, laws or regulations; as well as 20) the risk factors specified on pages 11 to 18 of the Company’s Form 20-F for the year ended December 31, 2002.

NOKIA

Helsinki — April 17, 2003

For more information:

Lauri Kivinen, Corporate Communications, tel. +358 7180 34495

Ulla James, Investor Relations, tel. +1 972 894 4880

Antti Räikkönen, Investor Relations, tel. +358 7180 34290

www.nokia.com

- Nokia will report 2Q results on July 17, 2003 and plans a mid-quarter update on June 10, 2003.

- Results announcements for 3Q and 4Q 2003 are planned for October 16, 2003 and January 22, 2004, respectively.

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2003	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel